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                                                     OMB NUMBER       3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                  ViaSat, Inc.
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                                (Name of Issuer)


                   COMMON STOCK, par value $0.0001 per share
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                         (Title of Class of Securities)


                                   00092552V1
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                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 3 pages
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  (e)  [ ]  Investment Adviser registered under Section 203 of the Investment
            Advisers Act of 1940,

  (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

  (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

  (h)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H).


ITEM 4. OWNERSHIP

   (a)  AMOUNT BENEFICIALLY OWNED:

        The number of shares of Common Stock beneficially owned by the Filing Persons as of December 31, 1996, is 1,539,743.

   (b)  PERCENT OF CLASS:

        The percentage of Common Stock beneficially owned by the Filing Persons is 20.44% (based on information included in prospectus dated December 3, 1996, relating to ViaSat's public offering).

   (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

        (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE: -0-

        (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE: 1,539,743

        (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF: -0-

        (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DIPOSITION OF: 1,539,743


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Filing Persons filed the Schedule 13G as a group pursuant to Rule 13d-1(f). The identity of each member of the group is stated in
        Exhibit 1 attached thereto. The Filing Persons entered into a Joint Reporting Agreement dated February 18, 1997, pursuant to which they agreed to file one joint statement on behalf of all of them with respect to the subject matter of the Schedule 13G.



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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 21, 1997
                                        SOUTHERN CALIFORNIA VENTURES

                                        By: /s/ B. ALLEN LAY
                                            ----------------------------------
                                            B. Allen Lay, General Partner


                                        SCV PARTNERS

                                        By: /s/ B. ALLEN LAY
                                            ----------------------------------
                                            B. Allen Lay, General Partner


                                        /s/ B. ALLEN LAY
                                        --------------------------------------
                                        B. ALLEN LAY


                                        /s/ JAY RASKIN
                                        --------------------------------------
                                        JAY RASKIN



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